Concierge Technologies, Inc.

29115 Valley Center Rd. #K-206

Valley Center, CA 92082

March 19, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington D.C. 20549-0404

ATTENTION ANDREW D. MEW, ACCOUNTING BRANCH CHIEF

Re: Concierge Technologies, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed October 13, 2011

File No. 0-29913

Gentlemen:

In connection with your further comments of March 9, 2012 relating to the above report, Concierge Technologies offers the following response to the items in the order in which they were presented to us.

Form 10-K For Fiscal Year Ended June 30, 2011

Notes Payable-Related Parties, Page 21

1.      We note your response to prior comment 4. However, you did not explain to us in detail why there is intrinsic value in connection with convertible debenture in your response. Note that the intrinsic value represents the difference between the trading market price of the common share on the issuance date and the equivalent exercise price per common share. Please explain and provide your calculation in your response.

We advise the staff that the market value of our shares on the date of the debenture issuance was $0.025. The debenture is convertible into our Series B Voting, Convertible, Preferred stock at the rate of $0.20 per share, which is further convertible to common stock after 270 days in a ratio of 1:20, or a value of $0.01 per share. The total amount of shares of common stock to be issued upon ultimate conversion is therefore 10,000,000 ($100,000 ÷ $0.20 X 20). The intrinsic value of the beneficial conversion feature component was therefore determined to be $150,000 ($0.025 - $0.01 = $0.015 X 10,000,000). However, because the amount of the BCF cannot exceed the principal amount of the note, we therefore recorded the BCF as $100,000.

2.      We note your response to prior comment 5. Explain to us why an enterprise valuation of Wireless Village using income or market valuation approaches would not be more readily determinable in your valuation of its 49% equity interests given in the transaction. If you believe the fair value of the lobbying services provided to be more readily determinable, please provide us the discounted cash flow model calculation along with the assumptions to support the fair value amount of the services.

The 49% equity conveyed in Wireless Village was in exchange for a commitment by the various parties to apply their expertise, manufacturing ability, and industry contacts to the business of Wireless Village in lieu of benefiting competing entities. For purposes of estimating the fair value of the shares conveyed, it was determined that because our Wireless Village subsidiary had limited operations at the time of entering into the agreements, and the services provided were not included in or relevant to the limited operations of our subsidiary prior to the agreements being executed, the most accurate and fair presentation of the value of their commitments would be determined based on a discounted cash flow model estimating the contribution of the new services to the future earnings of Wireless Village rather than the historical valuation of the enterprise.

Management made certain assumptions about the expected sales revenues based upon the volume of product to be sold into the market over the coming 5 years. This estimate was derived from the total population of the target market, an assessment of our product’s ability to meet the target market qualifications and a conservative estimate of the percentage of market penetration we could achieve. We then calculated the cost of sales, cost of goods to be sold and the estimated general and administrative costs associated with achieving the projected sales volume over the 5-year future period. We applied these estimates to a yearly pro-forma of income over the 5-year period to reach a calculation of net present value of $304,361. Attributing 49% of the net present value to the cost of the services acquired through the agreements resulted in a valuation of $149,137 which was recorded as Service Cost for the 3-month period ending December 31, 2010.

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We acknowledge that:

•        The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should additional information be needed.

Sincerely,

/s/ David Neiber

David Neibert

C.E.O.